Extraordinary General Meeting of Graphex Group Limited

Date: March 10, 2023

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

ORDINARY RESOLUTION For Against

1. To approve: ☐ ☐

(a) the Existing General Mandate granted to the Directors to allot, issue and deal with the additional Ordinary Shares pursuant to ordinary resolution number 6 passed at the AGM held on 29 June 2022 be and is hereby revoked (without prejudice to any valid exercise of the Existing General Mandate prior to the passing of this resolution);

(b) a New General Mandate be and is hereby unconditionally granted to the Directors to exercise during the Relevant Period all the powers of the Company to allot, issue and deal with additional Ordinary Shares and to make or grant offers, agreements, options (including bonds, warrants and debentures convertible into Ordinary Shares) or warrants which would or might require the exercise of such powers, subject to and in accordance with all applicable laws and requirements of the Listing Rules (as amended from time to time);

(c) the New General Mandate shall be in addition to any other authorization given to the Directors and shall authorize the Directors during the Relevant Period to make or grant offers, agreements, options (including bonds, warrants and debentures convertible into Ordinary Shares) and rights of exchange or conversion which might require the exercise of such powers after the end of the Relevant Period; and

(d) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the New General Mandate, otherwise than pursuant to (i) a Rights Issue; or (ii) any share schemes (including share option schemes and share award schemes) or similar arrangement for the time being adopted by the Company and/or any of its subsidiaries for the purpose of granting or issuing Ordinary Shares or right to acquire Ordinary Shares to any eligible participants under such share schemes; or (iii) an issue of Ordinary Share in lieu of the whole or part of a dividend on Ordinary Shares in accordance with the memorandum and articles of association of the Company from time to time; or (iv) pursuant to a specific authority granted by the Ordinary Shareholders; or (v) an issue of Ordinary Shares as scrip dividend or similar arrangement in accordance with the articles of association of the Company from time to time, shall not exceed 20% of the aggregate number of the Ordinary Shares in the share capital of the Company in issue as at the date of the passing of this resolution, and the New General Mandate shall be limited accordingly.

Authorized Signatures - This section must be completed for your instructions to be executed.

______________ Please Sign Here	______________ Please Date Above
______________ Please Sign Here	______________ Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Extraordinary General Meeting of Graphex Group Limited to be held March 10, 2023 For Holders as of February 2, 2023

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 PM Eastern Time March 1, 2023.

PROXY TABULATOR FOR
GRAPHEX GROUP LIMITED
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

Graphex Group Limited

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 PM Eastern Time on March 1, 2023)

The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of Graphex Group Limited registered in the name of the undersigned on the books of the Depositary as of the close of business February 2, 2023 at the Extraordinary General Meeting of the Shareholders of Graphex Group Limited to be held on March 10, 2023 in Hong Kong.

NOTE:

1. Please direct the Depositary how it is to vote by marking X in the appropriate box opposite the resolution.

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR
GRAPHEX GROUP LIMITED
P.O. BOX 8016
CARY, NC 27512-9903